Exhibit 99.1

Focus Media to Expand Share Repurchase Program
and Reaffirms Third Quarter Guidance

SHANGHAI, October 3, 2011

Focus Media Holding Limited (Nasdaq: FMCN), today announced its intention to increase the size of its previously announced share repurchase program from US$450 million to US$650 million while keeping the termination date of the repurchase plan at December 31, 2013. The other terms of the repurchase program will remain unchanged.

The expanded repurchase program will afford the Company to make more sizable repurchases including but not limited to accelerated repurchases from time to time in a manner consistent with market conditions and the interest of the shareholders and in compliance with the company’s securities trading policy. The repurchases will be made on the open market at prevailing market prices, in block trades, other privately negotiated transactions or otherwise in accordance with applicable laws and regulations. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors.

To date, the Company has cumulatively spent approximately $315 million in share repurchases on its previously announced share repurchase program. Focus Media may repurchase its issued and outstanding American depositary shares (“ADSs”) using the remaining portion of the program.

“Our decision to expand the repurchase program shows our confidence in our business fundamentals. Our business fundamentals remain sound and operating momentum continues to be strong. We believe repurchasing at the current price level would be highly accretive to shareholders. This is also part of our continued commitment to returning capital to our shareholders,” said Jason Jiang, Chairman and Chief Executive Officer of Focus Media.

The Company also reaffirms our third quarter guidance as follows:

Net revenues for the core business (inclusive of the LCD display network and other, the in-store network and the poster frame network) are expected to be in the range of $175-$177million, the mid-point of which would represent year-on-year growth of 37% and quarter-on-quarter growth of 6%. Net revenues for the non-core business (the traditional outdoor billboard network) are expected to be in the range of $11-$13 million. The Company’s non-GAAP net income is expected to be in the range of $68-$70 million. Our non-GAAP net income guidance excludes any contribution from our 15% stake in VisionChina.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle community media network, tracking the lifestyle of the consumers and using its media advertising platforms for residential communities, office buildings, shopping malls and movie theaters. Through its multi-platform digital media platforms, as of March 31, 2011, Focus Media’s digital out-of-home advertising network had approximately 219,000 LCD displays (including the LCD display network and in-store network) and approximately 378,000 advertising in-elevator poster and digital frames, installed in 184 cities throughout China. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.